March 19, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Marin Software Incorporated

Registration Statement on Form S-1 (File No. 333-186669)

Ladies and Gentlemen:

As representatives of the several underwriters of Marin Software Incorporated (the “Company”) in connection with the proposed initial public offering of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on March 21, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 11, 2013, through the date hereof:

Preliminary Prospectus dated March 11, 2013:

8,573 copies to prospective underwriters (of which there are five), institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
As Representatives of the several Underwriters

By:	Goldman, Sachs & Co.

By:	/s/ Adam T. Greene
Name: Adam T. Greene
Title: Vice President

[Signature page to Acceleration Request]

By:	Deutsche Bank Securities Inc.

By:	/s/ Jason Eisenhauer
Name: Jason Eisenhauer
Title: Director

By:	/s/ John Reed
Name: John Reed
Title: Director

[Signature page to Acceleration Request]